EXHIBIT A

     On or about October 24, 2007, VocalTec Communications Ltd. (the "COMPANY") mailed to its shareholders (of record at the close of business on October 23, 2007) proxy materials relating to the Annual General Meeting of Shareholders of the Company scheduled to be held at the Company's offices, located at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel, on Thursday, November 29, 2007 at 5:00 p.m. Israel time.

     The agenda for the meeting is as follows:

     1. Re-appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2007 and authorization of the Company's board of directors (the "BOARD"), subject to the approval by the Board's audit committee, to fix the remuneration of the accountants.

     2. Re-election of Ms. Michal Even Chen as an external director of the Company.

     3.   Increase in coverage under directors and officers insurance.

     4. Transaction of such other business as may properly come before the meeting or any adjournment thereof.